Exhibit 99.1

For Immediate Release

December 19, 2006

DRAXIS to Continue Share Buyback Program

Mississauga, Ontario, December 19, 2006 – DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has received approval from the Toronto Stock Exchange (TSX) to renew its Normal Course Issuer Bid.  DRAXIS may repurchase up to 3,397,011 of its common shares, which represents 10% of the 33,970,112 common shares in the public float as of December 14, 2006.  Purchases may begin on December 20, 2006 and will end no later than December 19, 2007 or earlier if the Company purchases the maximum allowable number of shares.  All shares purchased will be acquired through the facilities of the TSX and will be cancelled.  DRAXIS had 41,492,138 common shares issued and outstanding as of December 14, 2006.  During the previous twelve months DRAXIS purchased for cancellation 788,800 of its common shares at the average price of CDN$5.21 under its previous Normal Course Issuer Bid.

The Board of Directors of DRAXIS believes that the underlying value of the Company is not reflected in the current market price of its common shares and has thus concluded that the repurchase of common shares pursuant to the proposed normal course issuer bid presently constitutes an appropriate use of financial resources and would be in the best interest of shareholders.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors and relating to the Company generally, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:         1-877-441-1984